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'Luni' Libes

Entrepreneur, Author, Mentor, Advisor, Investor

Bainbridge Island, Washington · 500+ connections · **Contact info**

Fledge, the conscious company accelerator

Carnegie Mellon

About

Serial entrepreneur, mentor, investor, author, and educator.



Articles & activity

15,751 followers



The (True) Purpose of Business

'Luni' Libes
Published on LinkedIn

What is the true purpose of business? Hint... it's not maximizing shareholder value. That is the myth that is repeated every day on CNBC, in the New York Times, and too many econo ...see more

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The idea of #antitrust by government is not yet 130 years old, and it took ...
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Come watch the presentations from Fledge14's Demo Day at...
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This week is an interview Mavis Nduchwa, founder of Kalahari Hone...
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Experience

Founder & Managing Director

Fledge, the conscious company accelerator

Feb 2012 – Present · 7 yrs 6 mos

Greater Seattle Area

Fledge is the conscious company accelerator, helping mission-driven for-profit companies through the complex path from idea through revenues

 What is Fledge?    A tale of two iconic Seattle companies -...

Co-Founder

investorflow.org

       

investors. Both those they already know and those they've yet to meet.

To start with, we're bringing this service to impact investors, who today are scatter... See more

Entrepreneur In Residence & Faculty

Presidio Graduate School

Apr 2011 – Present · 8 yrs 4 mos

Bainbridge Island, WA

As an EIR at Presidio Graduate School, I mentor/advise the MBA students as they learn Entrepreneurship, plus I act as a liaison between the school and the business community to foster internships and other "real world" interactions for the students.
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Chairman

Realize Impact

Sep 2013 – Present · 5 yrs 11 mos

Greater Seattle Area

Realize Impact exists to help fund and support impactful startup companies. For analogies, this organization falls somewhere between Social Venture Partners, RSF Social Finance, and the existing Angel Groups, but focused on impactful, for-profit, investable companies.

Advisor

HUB Seattle

Apr 2012 – Present · 7 yrs 4 mos

Greater Seattle Area

Impact Hub Seattle is part of the international co-op of co-working spaces focused on social entrepreneurs. http://impacthubseattle.com

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Education

Carnegie Mellon

BS, Math / Computer Science

1987 – 1991

Activities and Societies: Kappa Delta Rho, Mac Mach

University of Washington

M.S., Computer Science and Engineering

1999 – 2000

Activities and Societies: Co-taught "Software Entrepreneurship"

Skills & Endorsements

Start-ups · 99+

       

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Entrepreneurship · 99+

Endorsed by **Roger Andrus and 86 others who are highly skilled at this**

Endorsed by **Omron Blauo (mutual connection)**

Strategic Planning · 99+

Endorsed by **Dr. Samuel Lee Hancock, CM and 4 others who are highly skilled at this**

Endorsed by **Omron Blauo (mutual connection)**

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